(All dollar amounts are United States dollars unless otherwise stated)

GALIANO GOLD REPORTS Q3 2020 RESULTS

Vancouver, British Columbia, November 6, 2020 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) (formerly Asanko Gold Inc.) reports third quarter ("Q3") 2020 operating and financial results for the Asanko Gold Mine ("AGM"), located in Ghana, West Africa. The AGM is a 50:50 joint venture ("JV") with Gold Fields Ltd (JSE, NYSE: GFI), which is managed and operated by Galiano.

Q3 2020 Asanko Gold Mine Highlights (100% basis)

  There were no lost time injuries ("LTI") and two total recordable injuries ("TRI")

  Quarterly gold production of 48,974 ounces at an all-in sustaining cost1 ("AISC") of $1,488/oz

  Gold sales of 53,975 ounces at an average realized price of $1,861/oz, generating gold sales proceeds of $100.5 million

  Net income after tax of $12.4 million

  Generated operating cash flow of $18.5 million, and negative free cash flow1 of $4.2 million after incurring $14.2 million of non-sustaining capital and exploration expenditure

  As at September 30, 2020, the JV had cash of $43.3 million, $16.3 million in receivables from gold sales and $4.3 million in gold on hand, with the RMB revolving credit facility of $30.0 million fully drawn
  Completed a 33-hole drilling program at the Nkran pit to confirm and improve confidence in the Mineral Reserve estimate for the third phase of mining and tested the extent of mineralization below the proposed Cut 3 pit shell with positive results (refer to news release dated September 8, 2020)
  Completed the exploration drilling program at Abore with results indicating a strike extension of mineralization of the pit (refer to news release dated July 6, 2020)

Q3 2020 Quarterly Highlights for Galiano Gold Inc.

  Net income after tax of $3.2 million and Adjusted EBITDA1 of $6.5 million

  At September 30, 2020, Galiano held cash and receivables of $66.4 million

  Appointed Matt Badylak as Executive Vice President and Chief Operating Officer

"Coming into the second half of 2020 with very strong production and all-in sustaining cost performance, we expected production to decrease and unit costs to increase in the second half as the mine shifted to a lower grade production mix after the depletion of Nkran Cut 2 late in Q2," said Greg McCunn, Chief Executive Officer. "For the balance of 2020, ore will be sourced from the Esaase and Akwasiso pits, augmented with run of mine stockpiles. This quarter was an investment quarter where the Esaase and Akwasiso pits were developed and optimised for sustainable ore production in Q4 and beyond which put pressure on all-in sustaining costs. With the continued strong gold price environment, the mine generated cash from operations in excess of $18 million allowing it to fund pit development as well as its ongoing exploration programs.

"The focus on exploration in Q3 was delineating and expanding upon known mineralization at the highly prospective Miradani targets and to confirm and improve confidence in the Mineral Reserve Estimate for the third phase of mining at Nkran and to test the extent of mineralization below the proposed Cut 3 pit shell."

Asanko Gold Mine - Summary of Q3 2020 Operational and Financial Results (100%)

AGM (100% basis before any impairment adjustments)	Q3 2020	Q2 2020	Q3 2019
Ore mined ('000t)	958	1,361	1,105
Waste mined ('000t)	11,321	8,128	6,372
Total mined ('000t)	12,279	9,489	7,477
Strip ratio (W:O)	11.8	6.0	5.8
Average gold grade mined (g/t)	1.4	1.4	1.5
Mining cost ($/t mined)	3.13	3.59	4.48
Ore milled ('000t)	1,467	1,638	1,439
Average mill head grade (g/t)	1.1	1.4	1.4
Average recovery rate (%)	93	94	94
Processing cost ($/t treated)	10.80	9.77	10.42
Gold production (oz)	48,974	69,026	62,440
Gold sales (oz)	53,975	61,357	63,009
Average realized gold price ($/oz)	1,861	1,651	1,443
Operating cash costs[1] ($/oz)	1,150	725	799
Total cash costs[1] ($/oz)	1,244	807	872
All-in sustaining costs[1] ($/oz)	1,488	1,067	1,179
All-in sustaining margin[1] ($/oz)	373	584	264
All-in sustaining margin[1] ($m)	20.1	35.8	16.6
Revenue ($m)	100.7	101.5	91.2
Income from mine operations ($m)	17.4	35.9	11.2
Cash provided by operating activities	18.5	48.8	45.6

  During the quarter, there were no LTI's and two TRI's reported resulting in an LTI frequency rate of nil per million employee hours worked and a TRI frequency rate of 0.72 per million employee hours worked.

  Gold production of 48,974 ounces during the three months ended September 30, 2020, in line with plan. Lower relative production was impacted by lower head grade driven by the mine shifting to a production mix excluding the higher grade Nkran Cut 2 deposit which was depleted in Q2 as well as a reliance on lower grade stockpiles to augment primary feed as the Esaase and Akwasiso deposits were developed for sustainable ore production in Q4 and beyond.

2

  During Q3 2020, the AGM sold 53,975 ounces of gold at an average realized gold price of $1,861/oz. Revenues totaled $100.7 million (including $0.3 million of by-product revenue).

  The AGM incurred operating cash costs per ounce1 of $1,150, total cash costs per ounce1 of $1,244 and AISC1 of $1,488 per ounce in Q3 2020. The increase in total cash costs per ounce1 from Q2 2020 was primarily due to higher waste stripping at the Esaase and Akwasiso pits.  AISC1 were also relatively higher than Q2 2020 due to higher royalty costs associated with an increase in the gold price, as well as higher general and administration (“G&A”) costs associated with one-off COVID-19 related expenses and the completion of a lift on the tailings storage facility. All unit cost metrics were also impacted by relatively lower gold sales volumes in Q3 2020 which had the effect of increasing costs on a per ounce basis.

  Total cost of sales (including depreciation and depletion and royalties) amounted to $83.3 million in Q3 2020, an increase of $3.4 million from Q3 2019. The increase in cost of sales was primarily due to higher operating cash costs and royalty expense arising from improvement in the gold price during Q3 2020 compared to Q3 2019.  These factors were partly offset by a decrease in gold ounces sold in Q3 2020 compared to Q3 2019 and a reduction in depreciation and depletion expense following the impairment recorded in Q4 2019.

  The AGM generated $18.5 million of cash flows from operating activities (after taking into account unfavorable working capital changes of $9.9 million) and negative free cash flow1 of $4.2 million during Q3 2020. This compares to $45.6 million of cash flows from operating activities and $13.9 million of free cash flow1 during Q3 2019. The reduction in free cash flow1 was the result of a $25.3 million unfavorable increase in cash invested in non-cash working capital when comparing Q3 2020 to Q3 2019 and a $3.7 million decrease in income from operations (excluding depreciation and depletion). These factors were partly offset by a $7.7 million decrease in cash flows associated with capital expenditure from Q3 2019 to Q3 2020 and a $1.3 million reduction in mining services and contractor lease payments.

  As at September 30, 2020, the JV had cash of $43.3 million, $16.3 million in receivables from gold sales and $4.3 million in gold on hand, with the RMB revolving credit facility of $30.0 million fully drawn.

Galiano Gold Inc. - Summary Q3 2020 Financial Results

Consolidated	Q3 2020	Q2 2020	Q3 2019
Net income (loss) for the period ($m)	3.2	14.7	(147.5)
Net income (loss) per share	$0.01	$0.07	$(0.65)
Adjusted EBITDA[1] ($m)	6.5	18.5	9.4
  The Company reported net income after tax of $3.2 million in Q3 2020 compared to a net loss of $147.5 million in Q3 2019. The improvement in earnings during Q3 2020 was predominantly due to the fact that the Q3 2019 net loss included a $128.3 million impairment recognized on the Company's equity investment in the AGM JV, as well as a $20.0 million negative fair value adjustment on the Company's redeemable preference shares, both of which were associated with the update to the AGM Life of Mine plan.  Additionally, the improvement in earnings in Q3 2020 was also partly due to an increase in the Company's 45% interest in the net earnings of the JV which totaled $5.6 million for the quarter. These factors were partly offset by restructuring costs recorded in Q3 2020 associated with the intended closure of the Company's Johannesburg office.
3

  As at September 30, 2020, the Company had cash on hand of $63.5 million and $2.9 million in receivables for a gross liquidity position of $66.4 million and no debt.

  Adjusted EBITDA1 for Q3 2020 amounted to $6.5 million, compared to $9.4 million in Q3 2019. The decrease in Adjusted EBITDA1 was primarily a result of an increase in the AGM's total cash costs1 and increase in corporate G&A expense associated with the intended closure of the Company's Johannesburg office (see "Management changes").

  Cash used in operating activities in Q3 2020 was $3.0 million, compared to $3.5 million in Q3 2019. The decrease in cash used in operations was due to a reduction in the amount of cash invested in working capital during Q3 2020, partly offset by higher corporate G&A expense.

2020 Outlook

In 2020, the AGM is on track to deliver on its guidance with gold production of approximately 245,000 ounces and AISC1 of approximately $1,150 per ounce which slightly exceeds the upper end of the AISC1 guidance of $1,000 to $1,100/oz as a result of increased cost pressures (as discussed below).

AISC1 includes budgeted sustaining capital expenditures of $11.0 million (spend to date: $11.5 million), primarily for a planned tailings storage facility lift of $7.0 million (spend to date $9.5 million). Year-to-date AISC1 performance remained in line with the Company's guidance range, however, certain cost factors continue to put pressure on the JV's cost performance. Current cost pressures include higher royalty expense associated with higher realized gold prices (approximately $30 incremental per ounce), higher sustaining capital expenditures associated with design changes to the raise of the tailings dam as well as additional costs associated with the JV's COVID-19 mitigation measures.

During Q4 2020 the mine expects to source ore primarily from the lower grade Esaase and Akwasiso pits as the AGM's primary fresh ore source. These ore sources will be augmented where necessary with run-of-mine stockpile material.

Development capital is forecast at $24.0 million (spend to date: $21.0 million), primarily for the Tetrem village relocation. In addition, $17.1 million was budgeted for exploration (spend to date: $14.6 million), mainly around the Miradani mineralized trend.

Guidance	YTD (Actual)	FY 2020 (Guidance)	FY 2020 (Forecast)
Gold Production (oz)	184,333	225,000 – 245,000	~245,000
AISC[1] ($/oz)	1,094	1,000 – 1,100	~1,150

Management Changes

During the quarter, Mr. Matt Badylak was appointed Executive Vice President and Chief Operating Officer.  Mr. Badylak is based in the Company's head office in Vancouver. Following the appointment of Mr. Badylak, the Company initiated a process whereby the majority of the Company's technical services will be systematically migrated from the Company's Johannesburg office to Vancouver. As part of this process, the Company appointed Mr. Eric Chen as Vice President Mineral Resources and Ms. Victoria Bleppony as Vice President Mining. Once this migration is complete, the role of Senior Vice President, Technical Services is expected to be made redundant.

4

COVID-19 Update

The JV continues to operate in all material respects with strict hygiene, deep cleaning, restriction of personnel movement, ongoing monitoring and physical distancing protocols in place in accordance with the Ghanaian Ministry of Health Guidelines. The AGM has established additional protocols and procedures to manage any confirmed cases of COVID-19, including contact tracing, isolating affected persons, rapid testing and isolation of affected persons. The AGM recently procured a polymerase chain reaction testing machine capable of processing up to 40 samples per day which is in the process of being certified by the Ghana health authorities, additionally, on-site accommodations have been modified to isolate infected and suspected to be infected individuals limiting on-site cross contamination and expediting return to work timelines. As a result, though there have been several confirmed cases of COVID-19 among the operational personnel at the AGM (mostly asymptomatic), to date the AGM's operations have been able to continue uninterrupted in all material respects with all confirmed cases cleared and those employees resuming normal duties after completing a two-week regulatory isolation. The Company's offices in Vancouver and Accra are observing local regulations and open with restrictions and protocols in place. The Company's Johannesburg office remains closed, and staff are working remotely. The AGM has continued to build its supply chain and has stockpiled key reagents, consumables, critical spares and diesel supply. The AGM's primary refiner, based in South Africa, continues to receive shipments and refine gold doré from the AGM.

  This news release should be read in conjunction with Galiano's Management's Discussion and
Analysis and the Condensed Consolidated Interim Financial Statements for the three and nine months ended
September 30, 2020 and 2019, which are available at www.galianogold.com and filed on SEDAR.

1 Non-GAAP Performance Measures

The Company has included certain non-GAAP performance measures in this press release. These non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to the Non-GAAP Measures section of Galiano's Management Discussion and Analysis for an explanation of these measures and reconciliations to the Company's reported financial results in accordance with IFRS.

  Operating Cash Costs per ounce and Total Cash Costs per ounce

Operating cash costs are reflective of the cost of production, adjusted for share-based payments and by-product revenue per ounce of gold sold. Total cash costs include production royalties of 5%. Excluded from operating cash costs are one-time severance charges.

  All-in Sustaining Costs Per Gold Ounce

The Company has adopted the reporting of "all-in sustaining costs per gold ounce" ("AISC") as per the World Gold Council's guidance. AISC include total cash costs, corporate overhead expenses, sustaining capital expenditure, capitalized stripping costs and reclamation cost accretion per ounce of gold sold.

  Adjusted EBITDA

EBITDA provides an indication of the Company's continuing capacity to generate income from operations before taking into account the Company's financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income (loss) excluding interest expense, interest income, amortization and depletion, and income taxes. Adjusted EBITDA adjusts EBITDA to exclude non-recurring items and to include the Company's interest in the adjusted EBITDA of the JV. Other companies and JV partners may calculate EBITDA and Adjusted EBITDA differently.

5

  Free cash flow

The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use free cash flow to evaluate the JV's performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash. The presentation of free cash flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Free cash flow is calculated as cash flows from operating activities of the JV adjusted for cash flows associated with sustaining and non-sustaining capital expenditures and payments made to mining contractors for leases capitalized under IFRS 16.

Enquiries:

Lynette Gould

SVP Investor Relations

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-778-729-0608

Email: lynette.gould@galianogold.com

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of long-term value creation for its stakeholders through exploration and disciplined deployment of its financial resources. The company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd.  The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and "forward-looking information" within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward looking statements. In some cases, forward-looking statements can be identified by the use of words such as "seek", "expect", "anticipate", "budget", "plan", "estimate", "continue", "forecast", "intend", "believe", "predict", "potential", "target", "may", "could", "would", "might", "will" and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this news release include, but are not limited to: estimates regarding the value of the gold currently held at the AGM; expectations with respect to the Company's exploration program, including the expected results therefrom and the associated impact on the AGM's mineral reserve and resource estimates, the timelines associated therewith, additional follow-on exploration programs, the ability of the exploration program to replace depletion from mining operations and the expected cost of the exploration program; statements with respect to future sales pursuant to the Company's at-the-market offering; statements with respect to planned mining and development operations at the AGM for the remainder of 2020; expectations regarding development capital;  expected gold production; and cost estimates. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: the ability of the AGM to continue to operate during the COVID-19 pandemic; that gold production and other activities will not be curtailed as a result of the COVID-19 pandemic; that the AGM will be able to continue to ship doré from the AGM site to be refined; that the doré produced by the AGM will continue to be able to be refined at similar rates and costs to the AGM, or at all; that the other current or potential future effects of the COVID-19 pandemic on the Company's business, operations and financial position, including restrictions on the movement of persons (and in particular, the AGM's workforce), restrictions on business activities, including access to the AGM, restrictions on the transport of goods, trade restrictions, increases in the cost of necessary inputs, reductions in the availability of necessary inputs and productivity and operational constraints, will not impact its 2020 production and cost guidance; that the Company's and the AGM's responses to the COVID-19 pandemic will be effective in continuing its operations in the ordinary course; the accuracy of the estimates and assumptions underlying the Mineral Resource and Mineral Reserve estimates, including future gold prices, cut-off grades and  production and processing estimates; the successful completion of development and exploration projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; that mineral resources can be developed as planned; that the Company's relationship with joint venture partners will continue to be positive and beneficial to the Company; interest and exchange rates; that required financing and permits will be obtained; general economic conditions; that labour disputes or disruptions, flooding, ground instability, geotechnical failure, fire, failure of plant, equipment or processes to operate are as anticipated and other risks of the mining industry will not be encountered; that contracted parties provide goods or services in a timely manner; that there is no material adverse change in the price of gold or other metals; competitive conditions in the mining industry; title to mineral properties; costs; taxes; the retention of the Company's key personnel; and changes in laws, rules and regulations applicable to Galiano.

6

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to: the Company's and/or the AGM's operations may be curtailed or halted entirely as a result of the COVID-19 pandemic, whether as a result of governmental or regulatory law or pronouncement, or otherwise; that the doré produced at the AGM may not be able to be refined at expected levels, on expected terms or at all; that the Company and/or the AGM will experience increased operating costs as a result of the COVID-19 pandemic; that the AGM may not be able to source necessary inputs on commercially reasonable terms, or at all; the Company's and the AGM's responses to the COVID-19 pandemic may not be successful in continuing its operations in the ordinary course; mineral reserve and resource estimates may change and may prove to be inaccurate; life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect; AGM has a limited operating history and is subject to risks associated with establishing new mining operations; sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company; actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control; adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure; the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected; the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment; the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; the Company may be unsuccessful in attracting and retaining key personnel; labour disruptions could adversely affect the Company's operations; the Company's business is subject to risks associated with operating in a foreign country; risks related to the Company's use of contractors; the hazards and risks normally encountered in the exploration, development and production of gold; the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the Company's operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations; the Company's title to exploration, development and mining interests can be uncertain and may be contested; the Company's properties may be subject to claims by various community stakeholders; risks related to limited access to infrastructure and water; the Company's exploration programs may not successfully expand its current mineral reserves or replace them with new reserves; the Company's common shares may experience price and trading volume volatility; the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations; the Company may not be able to secure additional financing when needed or on acceptable terms; Company shareholders may be subject to future dilution; risks related to changes in interest rates and foreign currency exchange rates; changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds; the Company's primary asset is held through a joint venture, which exposes the Company to risks inherent to joint ventures, including disagreements with joint venture partners and similar risks; risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws; the carrying value of the Company's assets may change and these assets may be subject to impairment charges; the Company may be liable for uninsured or partially insured losses; the Company may be subject to litigation; the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders; the Company must compete with other mining companies and individuals for mining interests; and risks related to information systems security threats.

7

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Source: Galiano Gold Inc.

8